UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 (Registration No. 333-293537), to the extent not superseded by documents or reports subsequently filed or furnished by Zhibao Technology Inc. (the “Company”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Application of Home Country Practice Rules

As a company incorporated in the Cayman Islands that is listed on the Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer to follow its home country corporate governance practices in lieu of certain Nasdaq corporate governance requirements. Pursuant to the home country practice exemption set forth under Nasdaq Marketplace Rule 5615(a)(3)(A), the Company elected to be exempted from the following requirements of the Nasdaq Marketplace Rule 5600 Series:

(i)	Nasdaq Marketplace Rule 5605(b)(1) which requires that a majority of the board of directors of the company must be comprised of independent directors;

(ii)	Nasdaq Marketplace Rule 5605(b)(2) which requires that the independent directors of the company must have regularly scheduled meetings at which only independent directors are present;

(iii)	Nasdaq Marketplace Rule 5620(a) which requires each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end;

(iv)	Nasdaq Marketplace Rule 5620(b) which requires each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq;

(v)	Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the company in connection with the acquisition of the stock or assets of another company;

(vi)	Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the company that will result in a change of control of the company;

(vii)	Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the company in connection with equity-based compensation of officers, directors, employees or consultants; and

(viii)	Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein.

The Company’s Cayman Islands counsel, Ogier (Cayman) LLP, has provided a letter, as required by The Nasdaq Stock Market, certifying that, under Cayman Islands law and the Company’s currently effective memorandum and articles of association, the Company is not prohibited from adopting the governance practice as discussed above. A copy of the home country rule exemption letter from the Company’s Cayman Islands counsel is attached hereto as Exhibit 99.1.

Except for the foregoing, there are no significant differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Home Country Exemption Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: July 23, 2026

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